PART II: ANNUAL REPORT PURSUANT TO REGULATION A

East Bay Permanent Real Estate Cooperative, Inc.

This document contains forward-looking statements and financial projections, and they could be totally wrong.

Financial projections provided in this document and elsewhere are based upon assumptions that the management of the Cooperative believes to be reasonable. However, given all of the risks summarized in this document and in our Offering Circular (described below), and other unpredictable factors impacting the Cooperative, the projections should be viewed merely as financial possibilities and not as a prediction or guarantee of future performance.

Specifically, this document contains forward-looking statements (a term defined in Section 27A of the Securities Act), which tend to include words like “believe,” “may,” “will,” “could,” “would,” “plan,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “hope,” or the negative or plural of these words or similar expressions. With these statements, we aim to project our revenues, income or loss, capital expenditures, business relationships, financing, property acquisitions, and plans for future operations. Such statements are based upon management’s current expectations, beliefs, and assumptions about future events, and therefore involve a number of risks and uncertainties.

You should not rely upon forward-looking statements as predictions of future events. Except as required by law, neither the Cooperative nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. The Cooperative undertakes no obligation to update publicly any forward-looking statements for any reason after the date of this Annual Report to conform these statements to actual results or to changes in its expectations.

Details of “Risk Factors” identified by management that can and will affect the accuracy of these forward-looking statements are included in the Cooperative’s Offering Circular dated August 22, 2022, as amended, filed in connection with the Cooperative’s Offering Statement on SEC Form 1-A POS, most recently qualified by the SEC on September 27, 2022, accessible on the SEC’s website at www.sec.gov. You should read this Annual Report, as well as the Offering Circular and all related documents with the understanding that the Cooperative’s actual future results, performance, events, and circumstances may be very different from what the Cooperative expects.

Item 1: DESCRIPTION OF BUSINESS AND ACTIVITIES

East Bay Permanent Real Estate Cooperative, Inc. is a California Cooperative Corporation. In this document, we also refer to it as “East Bay Permanent Real Estate Cooperative” or “EB PREC” and the terms “we,” “us,” “our,” “Cooperative,” “management,” or similar terms.

Mission and Background

East Bay Permanent Real Estate Cooperative’s mission is to facilitate Black, Indigenous, People of Color, and allied communities to cooperatively organize, finance, purchase, occupy, and steward properties, taking them permanently off the speculative market, creating community controlled assets, and empowering our communities to cooperatively lead a just transition from an extractive capitalist system into one where communities are ecologically, emotionally, spiritually, culturally, and economically restorative and regenerative.

We were formed in recognition that the Bay Area’s vibrant, diverse communities are rapidly being displaced. In 1980, Black people were by far the largest ethnic group in Oakland, accounting for 46% of Oakland’s population1. By 2015, the Black population had fallen to 25.4%, and is now the 3rd largest demographic, following White (26.9%) and Hispanic (26.1%).2 Similar stories are unfolding across the country. We believe the only way to disrupt this pattern is to center communities of color in leading a just transition that conserves cultural assets and permanently protects land from speculative markets.

Approach

We’ve created an approach to stabilizing and preserving the heritage of our community through a participatory model of real estate acquisition and neighborhood development. Our model of real estate development is grassroots-led, rather than top-down. EB PREC engages everyday people in organizing, financing, acquiring, and stewarding land and housing.

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1 https://www.sfgate.com/bayarea/article/25-drop-in-African-American-population-in-Oakland-2471925.php

2 http://www2.oaklandnet.com/oakca1/groups/ceda/documents/agenda/oak069022.pdf

EB PREC’s staff supports and provides technical and financial assistance to groups of community members who coalesce around the acquisition of properties, including homes, multi-unit buildings, land, cultural spaces, and commercial properties. The group (referred to by EB PREC as an “owner group” or “organizing group”) then organizes neighbors and other community members to support the project by becoming Owners of EB PREC. Financing from the sale of Investor Owner Shares will often be combined with other forms of financing like loans from community banks or credit unions, to enable EB PREC to purchase the property.

EB PREC then acquires title, permanently protecting the property from the speculative market, while over time delegating the governance of the property to small democratic groups of residents. EB PREC collaborates with residents to set rents – not for the purpose of generating profit – but with the goal of keeping real estate affordable by operating at-cost and returning surplus to residents. The rents are calculated with the goal of covering the financing, acquisition, and operational costs of each project. These residents also become Resident Owners of the Cooperative, giving them the right to vote and other matters on a one member, one vote basis. One Director is elected exclusively by Resident Owners to ensure representation on our Board of Directors.

Primary Activity

EB PREC’s primary business activity is to buy, rehabilitate, steward, and manage real estate, while sustaining EB PREC’s operations with rental income from the properties. EB PREC’s unique model of development engages community members and local organizations in the visioning and planning process for each property, meaning that each property has a group of people personally “invested” in the success of the project.

While the real estate market is cyclical and can be unpredictable, EB PREC is uniquely situated to reduce risk in our portfolio over time for various reasons.

●	By co-managing our properties with EB PREC’s Resident Owners, we are likely to have lower turnover, better property upkeep, and be able to better anticipate and proactively address problems through active communication and relationship building with residents.
●	The Cooperative is building strong relationships with local community land trusts, affordable housing developers, attorneys, and housing rights organizations. These partnerships will help us access skills, professional expertise, financing, and economies of scale.

Secondary Activities

EB PREC has taken on secondary business activities, most emerging from the deep connections EB PREC has built with local government, community members, and organizations, in order to carry out its mission. EB PREC’s secondary activities include:

EDUCATION

EB PREC has contracted with and been paid by both the Sustainable Economies Law Center (the “Law Center”) and Northern California Land Trust (NCLT) to develop educational curriculum, classes, and events related to community stewardship of land and housing. For example, NCLT hired EB PREC to develop and host a resident training program for the Co-op 789 real estate project described elsewhere in this document. The City of Oakland has also hired EB PREC to design and implement the anti-displacement outreach, education, and organizing portion of the $28,000,000 Transformative Climate Communities (TCC) “Better Neighborhoods, Same Neighbors” grant they received from the Strategic Growth Council.

COMMUNITY EVENTS

EB PREC hosts many community gatherings, discussions, book clubs, and other events. These community events create a small income stream to the Cooperative, because they grow the number of EB PREC’s Community Owners, who, upon joining, make regular financial contributions to EB PREC.

PUBLIC SPEAKING

EB PREC has received a small stream of earned income in the form of fees and honorariums for public speaking events and presentations.

TECHNICAL ASSISTANCE AND CONSULTING

Staff of EB PREC are providing or have provided in-depth technical assistance to local organizations with similar or overlapping goals, including the East Oakland Grocery Cooperative, Oakland’s Black Cultural Zone, BlacSpace Cooperative, Justice Funders, and Alena Museum. In addition, EB PREC staff have done paid consultations with groups throughout the continent, such as a real estate project in Montreal seeking to model itself off EB PREC, a consultation in Jackson Mississippi with New West Jackson Cooperative, and a consultant role with the Local Initiatives Support Corporation (LISC), a Community Development Financial Institution to organize a West Oakland equitable development advisory committee for the 7th Street Corridor. EB PREC also consulted with the City of Oakland as the City developed a program to support low income homeowners to obtain loans and navigate the permit and construction process in order to create more affordable housing stock in Oakland.

In 2022 EB PREC created an official “Owner Group” process where members of the Cooperative can create affinity groups within the Cooperative to work toward certain goals, like acquiring a property, or supporting an initiative. These groups have increased access to staff for technical assistance, and help us differentiate and prioritize assistance to Cooperative members and their projects.

COALITION-BUILDING

EB PREC staff is active in many local and regional housing justice organizations and coalitions, including the Black Cultural Zone Collaborative, the People’s Land and Housing Alliance, the Regional Tenant Organizing Network, and the Oakland Property Acquisition Collaborative. To date, much of this work has been unpaid, and although this requires the time and capacity of our staff and organizers, we continue to believe that it is an important use of these resources. In 2022 and 2023 EB PREC applied for and participated in two training programs: CalCORE, hosted by Community Vision and Genesis LA; and Preservation Academy, hosted by Enterprise community partners, both of which included coalition building and training, as well as stipends for our participation. Additionally the consulting work with LISC (mentioned above) centers around coalition building through an advisory committee of local stakeholders to the 7th St. Corridor.

Staffing and Support

CURRENT STAFFING AND SUPPORT

As of April 2026, 16 individuals worked full time on projects for the Cooperative, and an additional 4 worked part time on EB PREC initiatives. The Cooperative directly employs 14 full-time employees, and one part-time employee. In addition, the Law Center employs 1 person who works part-time to support with EB PREC’s development and legal needs, and Noni Session, our full-time Executive Director. Noni supports the work of EB PREC and related education and organizing as an employee under a project fiscally sponsored by the Law Center, called Collective Action and Land Liberation Institute (CALLI).

Aside from EB PREC and Law Center employees, EB PREC meets regularly with Impact Matters Law LLP for support with securities law compliance.

The Cooperative has also contracted with Studio KDA to provide architectural services for Esther’s Orbit Room.

HIRING PLANS

We do not currently have plans to hire more staff in 2026.

What is Unique About EB PREC’s Corporate Structure?

EB PREC is a California Cooperative Corporation, which is described in the California Corporations Code sections 12200-12704.  According to section 12201 of the Code, “such corporations are democratically controlled and are not organized to make a profit for themselves, as such, or for their members, as such, but primarily for their members as patrons.” As such, Investor Owners should not view the purchase of Investor Owner Shares as an opportunity to profit in the way that investors in conventional stock corporations might. Rather, Investor Owners are providing low-cost capital to support the work EB PREC does for the community, staff, and residents.

Structure and Governance

EB PREC has a unique legal, governance, and financial structure that is best understood by reading our cartoon Bylaws, attached to this document as Exhibit 2.b. We have written these Bylaws with the goal that all Owners read, understand, and feel empowered by our structure.

Unlike a conventional housing cooperative, which is formed to provide housing to a defined group of residents, EB PREC could be described as a “movement cooperative,” because it is designed not only to provide housing and affordable real estate, but also to build a large membership base and serve members’ collective goal to transform our neighborhoods and our systems for land ownership.

To this end, EB PREC has 4 categories (or “classes”) of Owners (or “members”), each with different rights, qualifications, responsibilities, and ways of participating in EB PREC:

1.	Community Owners
2.	Investor Owners
3.	Resident Owners
4.	Staff Owners

The securities being sold through this Offering enable people to become Investor Owners. Our three other classes of members and their rights and liabilities are detailed in our Bylaws and described briefly below:

Community Owners have voting rights. Like all of our Owners, Community Owners each get one vote at our member meetings and on any items otherwise brought to a cooperative-wide vote. As a group, Community Owners have the exclusive right to select one member of our board, the “Community Director”, and share voting power with all other owner types in electing our Treasurer and President. Community Owners pay non-refundable dues, which can be as little as $10 per year. Community Owners have no financial interest in the cooperative. In other words, they have no right to receive dividends nor return of their dues, and their memberships are not eligible for conversion or redemption. Community Owners must be rooted in the East Bay, and must review our Bylaws and agree to our Points of Unity, as stated therein on pages 5 and 6.

Resident Owners also have voting rights, with one vote each at our member meetings and on any items otherwise brought to a cooperative-wide vote. As a group, Resident Owners have the exclusive right to select one member of our board, the “Resident Director”, and share voting power with all other owner types in electing our Treasurer and President. Resident Owners also have rights regarding occupancy of property owned by the cooperative, and may or may not have financial rights and responsibilities. Resident Owners who do not make financial contributions for their right to occupy (for example dependents whose caregivers pay for the space) do not have any financial rights or responsibilities particular to the Cooperative. Resident Owners who do make financial contributions may benefit from patronage refunds, in which surplus may be rebated to those residents based on the income and expenses related to their residence. We call this refund “limited equity”, although it differs from the conventional use of the term “equity.” When a Resident Owner terminates their ownership, they will receive any patronage refunds not yet distributed to them, in accordance with the slide 47 of our Bylaws “Paying Owners When they Leave”. Resident Owners must be residents of our properties in the East Bay, and must review our Bylaws and agree to our Points of Unity, as stated therein on pages 5 and 6.

Staff Owners also have voting rights, with one vote each at our member meetings and on any items otherwise brought to a cooperative-wide vote. As a group, Staff Owners have the exclusive right to select a member of our board, the Secretory (also called the “Staff Director”), and share voting power with all other owner types in electing our Treasurer and President. Staff owners are paid for their labor, but do not have any profit-sharing or patronage rights. Staff Owners take on a high level of responsibility and accountability at the Cooperative. Except as otherwise provided, the Board delegates management of the Cooperative to Staff Owners. Staff Owners are responsible for facilitating democratic decision-making and moving the Cooperative toward our mission and vision, for hiring and removing staff, for maintaining clear and transparent communication, and to otherwise manage the organization. Staff Owners must review our Bylaws and agree to our Points of Unity, as stated therein on pages 5 and 6.

Item 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

You should read this section in conjunction with EB PREC financial statements. See EB PREC Audit Reports for 2024 and 2025 at the end of this document.

The discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. EB PREC’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this Offering Circular.

Grant Funding of EB PREC Operations

Grants have been EB PREC’s primary source of funding for its operations to date. Since its inception, in deep partnership with the Cooperative’s incubating organization, the Law Center, EB PREC has raised over $10,000,000 in received and pledged grant funding for our work.

Not all of this funding appears in EB PREC’s financial statements, because many grants are held and administered by the Law Center for the purpose of furthering the mission of both EB PREC and the Law Center. The Law Center receives grants on behalf of EB PREC with an agreement that they pay EB PREC to carry out future work that advances the missions of both organizations.

The Law Center distributed $1,000,000 to EB PREC in 2024, $450,000 in 2025, and has already distributed $1,230,000 to EB PREC in 2026. As of April 2026, is holding an additional $5,400,000 in grant funding (income) for the purposes of developing EB PREC, which may be disbursed upon request by EB PREC. These funds support the development of EB PREC in alignment with the charitable mission of the Law Center, including community building, organizing, legal and organizational infrastructure, education, and real estate projects.

4-Year TCC Grant For Anti-Displacement Work

In addition to general operating grant support, EB PREC was awarded, in partnership with the City of Oakland and many other co-applicants, the Thriving Climate Communities (TCC) Grant from the Strategic Growth Council, for a total of over $28 million, for work to take place between 2021 and 2024 under TCC. Of this total, EB PREC was allocated up to $786,000 total between 2021 and 2024 to carry out anti-displacement organizing and education throughout deep East Oakland, in partnership with the City of Oakland and the Black Cultural Zone. Due to delays in many of the partner’s projects, the partners and the Strategic Growth Council agreed to extend the grant period through the end of 2025, however EB PREC was on track and completed its grant deliverables, and spent down its budget, by the end of 2024. Thus as of the end of 2024 we have ended our participation in the grant activities. This is reflected on our income statement as a reduction in consulting income between 2024 and 2025.

2023-2024 Property Purchases

THE BARN: In September of 2023, we purchased “the Barn”, our 5th property. The Barn is located right next to Esther's Orbit Room and is part of our larger mission to revive and activate the 7th St. Corridor in West Oakland. The building, totaling 2,300 sq ft with a mezzanine, new roof, new plumbing and ADA bathrooms, was a warm shell ready for a tenant to design and build out of the interior. Over the course of 2025 we built out the interior of the space as EB PREC’s new headquarters, with offices and kitchen, a virtual conferencing system, sound mitigation, and storage. While we plan to continue improving the interior of the space, this has already enabled us to begin activating 7th St. on a day to day basis while we work towards reopening Esther’s Orbit Room next door. We are also working on a new project that we hope to host in the Barn called the 7th Street Living Archive - a dynamic museum that reflects the voices and stories of 7th St.

PIPPIN STREET: We completed the Pippin Street property purchase in October 2023–our highly mission-aligned and deeply impactful 6th acquisition. Pippin Street is our second multi-unit residential property - our largest to date, with 10 2-bedroom 1-bathroom units. Ownership of the building, which houses BIPOC residents who have lived there for 10+ years, had been passed from one absentee investor to another for years and left it in a state of disrepair. We have been busy welcoming Pippin St.'s residents into our cooperative and working together to co-create a dignified standard of living for all of our new Resident Owners, including a new roof that doesn’t leak, mold remediation in multiple units, new electrical sub-panels in all units, and many smaller repairs and updates across all ten units.

The final page of our audited financials shows schedules related to the Pippin Street property. These schedules disaggregate the Balance Sheet and Income Statement information from the rest of the organization, to give you a better understanding of this property given its size as a portion of our portfolio as a whole. As of December 31, 2025 this property makes up approximately 14% of our Total Assets, and 30% of our Property and Equipment. The Pippin Street property was 90% occupied when we acquired it, and we took over all of the existing leases, which were all originally 1-year leases, and converted automatically to month-to-month after one year of residency. The property had an average vacancy of 15% over the course of 2025, contributing to the lower revenue from this property in 2025 compared to 2024. Two units were remodeled in 2025 and are now occupied. Two additional units became vacant in the past few months, and are currently being remodeled and we expect will be occupied soon. Two of the existing residents have Section 8 vouchers, so the Oakland Housing Authority pays a portion of their rent directly to EB PREC, reducing the rent burden on the residents.

Both of these properties are highly mission-aligned and move forward our mission pillars of Land Without Landlords, Restorative Economics, and Heal People Power–providing affordable commercial tenancy, housing, cultural & arts activation, and healing to BIPOC and legacy Oakland residents through permanence, affordability and collective community control.

CALLI and The Omni: In 2024, EB PREC launched a non-profit organization, Collective Action and Land Liberation Institute (CALLI). In 2024, we transferred approximately $1,200,000 to CALLI in order for CALLI to acquire the community arts and organizing hub formerly known as the Omni Commons3 in North Oakland’s Temescal neighborhood (specifically, 4799 Shattuck Ave, Oakland CA). The Omni has been a catalyst for countless mutual aid and community organizing projects over the last decade. CALLI’s purchase of this vital community resource has placed the Omni under permanent community ownership and furthers not just our mission to transform extractive capitalist systems into regenerative economies, but also the mission of every group that organizes and will organize at Omni. No similar transfer of funds took place in 2025, resulting in a significant decrease in our operating expenses from 2024 to 2025.

EB PREC could not purchase Omni directly because it was previously owned by a different non-profit that could only sell the property at a below market rate to another non-profit organization. EB PREC pays for property management at Omni. We do not receive rent payments from Omni or its tenants, but keeping this neighborhood asset in our community is an important strategy to further our mission.

Co-op 789

One of EB PREC’s first projects was a partnership with Northern California Land Trust (NCLT), where EB PREC raised $200,000 to help them acquire Co-op 789, for which they also received funding from the City of Oakland. That acquisition happened in 2019, and our balance sheet reflects the $185,000 loan we made to them for the project. EB PREC has an option to acquire the property from NCLT which expires in June 2026. The planned rehabilitation of the property has been delayed many times, and is expected to start in May 2026, and the project (via NCLT) just applied for another round of City funding which could help complete much needed repairs. However, that means our option is set to expire before construction is completed, and for various reasons we can not purchase the property before construction is completed. Therefore we are in the process of amending the purchase option with NCLT, and still hope to acquire the property later this year or in 2027, depending on how long construction takes.

The Lot Next Door: In November 2025 EB PREC signed an 18 month lease with option to purchase a 26,000 square foot piece of land directly adjacent to our headquarters (The Barn, and Eshter’s Orbit Room) in West Oakland. The contract (attached in exhibit 6.c) requires monthly payments starting at $6,000 per month, growing to $7,000 per month by the end of the contract, with a purchase price which starts at $1.9MM, increasing to $1.95MM on May 15th 2026 and $2MM on November 15, 2026. The lease and option expire on May 30, 2027. The total rental payments over the course of the lease come to $117,000, but if we exercise the option before the end of the contract term, the rest of the rental payments are not owed. Additionally, if we need more time to raise the necessary funds to exercise the option, we can exercise two, 3-month renewals to push the option expiration date to November 30 2027, at a purchase price of $2.1MM.

During the course of the lease period we plan to make use of the lot for community events, and construction-related activities during the course of construction at Esther’s Orbit Room, including parking for our general contractor and subcontractors, and material laydown and storage. This will save on construction costs at Esther’s, which construction timeline should overlap with the lease timeline. We also plan to use this time to conduct our due diligence on the lot, ensuring we understand the challenges and opportunities it provides, and to raise the necessary capital to acquire and maintain the property. We don’t expect to close on the property before May 15th 2026, but we think it is feasible for us to close on it by November 15, 2026, in order to purchase at $2MM, though it may take longer than that.

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3 See our press release at https://storage.googleapis.com/wzukusers/user-22872016/documents/069607ff8a15430e889c631dd6e99d88/Omni%20Press%20Release.pdf

We plan to acquire and hold this lot while we work with the community to plan and entitle a project that reflects the community’s needs and opportunities, and complements the work we are doing on the corridor, including the Barn and Esther’s next door. We expect this acquisition and planning period to take a total of 5 years. During the 5 planning years we plan to do interim activations with community serving events, greening, and other low-infrastructure projects, in addition to the construction-related activities described above. The Lot may continue to be an activated outdoor greenspace rather than building a new building on it. While this would result in lower development fees, it also means we would likely have less revenue from the space, as it may not have multiple monthly tenants.

Revenue

Rental income dropped by 15% between 2024 and 2025, due to vacancies during remodels, and concessions provided to some tenants for financial hardship. Consulting income dropped substantially because our TCC contract with the City of Oakland was completed at the end of 2024, as described above.

Investor Owners’ Equity

As of December 31, 2025, EB PREC has raised approximately $5,779,228 total through the sale of Investor Owner Shares. We did not sell any new Shares in 2024, so the balance did not change from December 2023 to December 2024. We sold 1,427,945 in new Investor Owner shares in 2025, and redeemed $17,000 of Investor Owner shares, for a net increase in Investor Owner Equity of $1,410,945.

Low Interest Loans

In addition to our Investor Owner Shares, the increase in Cash on our balance sheet is largely due to new low interest loans we received in 2025, including a $2,250,000, zero-interest loan we received from the Just Transition Integrated Capital Fund, and a $1,000,000, 2% interest loan from the California Wellness Foundation. These loans can be allocated to our various investments over the coming months and years, including for the construction starting soon at Esther's Orbit Room.

Dividends

In November 2024, the board passed a proposal to declare and distribute dividends at our target rate of 1.5% for shares held in the year 2023. As of the end of 2023, approximately 52% of our Investor Owner shares have waived their right to receive dividends. The total dividend payment declared and distributed in 2024 for shares held in the year 2023 was $27,146.20.

On September 25, 2025, the Board passed a proposal to declare and distribute dividends at our target rate of 1.5% for shares held in the year 2024. As of the end of 2024, approximately 52% of our Investor Owner shares have waived their right to receive dividends.The total dividend payment for 2024 Investor Owners came to a total of $30,900. By December 2025 all dividends were disbursed either by check via mail, or ACH payment to Investor Owners.

The Board has not yet determined whether to pay dividends for 2025.

Staffing

Salaries and wages increased from $707,777 in 2024 to $1,182,362 in 2025, a 67% increase. The Cooperative staffing budget continues to expand as our team grows, now with 15 full time employees on payroll. 2025 and Q1 2026 held the most staffing changes our organization has ever seen within such a timeframe, with four departures and eight new hires over the course of the 15 months. The Law Center employs Noni Session full-time to support the work of EB PREC, so although she is a core member of our team, her salary does not appear on our financial reports.

Supporting the capacity and wellbeing of all staff members has been a priority even while we experience skyrocketing inflation and increasingly high cost of living in the Bay Area. Integral to our ethic of non-extractive cooperative labor, we increased wages towards our “living wage” target and began providing health insurance to our employees at the start of 2022. We decided to increase salaries for all staff by 10% in January 2024, in order to keep up with the cost of inflation, as well as a cost of living adjustment pegged to inflation of 2.4% for January 2025. A significant drop in real wages for our employees because of inflation is a problem we can’t ignore. Finally, we have been able to improve our benefits package to all staff over the last several years, now offering healthcare, generous vacation/PTO, and 10 weeks of parental leave to all staff.

Professional Services and Contractors

These two expenses came down in 2025 compared to 2024 because we were able to bring on full time staff to do work that was otherwise performed by independent contractors, like property management, and because 2024 held some big ticket repairs at Pippin st like the roof repair which cost $80,000 in of itself.

Liquidity

In December 2025, the Cooperative’s assets were over 50% liquid, with over $8MM in cash and certificates of deposit. The increase in liquid assets over the past year is due to the sale of new Investor Owner Shares, and the receipt of new long-term low-interest loans, including one for $2.25MM from the Just Transition Integrated Capital Fund, LLC (JTIC). We do expect to spend down the majority of these funds on the construction of Eshter’s Orbit Room over the coming 12-16 months. However, we are also at the beginning of a two-year capital campaign to raise another $10MM by the end of 2027, so we expect our liquidity to remain relatively high as we bring in new capital for our capital campaign through grants, loans, and the sale of Investor Owner Shares. The investment capital we received in 2025 makes up the vast majority of the 33% increase in our total assets from 10,989,474 to $14,605,875 between December 2025 and December 2026.

Our cash comes from a combination of grant funding, loans, contracts, rental income, and proceeds from the sale of Investor Owner Shares. The Cooperative does not intend to use proceeds from the sale of Investor Owner Shares for operating expenses like salaries, but is using and reserving these funds for property acquisitions and rehabilitation.

In 2023, EB PREC invested $1,000,000 into 3- and 6-month, interest-earning CDs, and has continued to re-invest them in staggered, 6-month CDs as they mature, increasing the total over time to over $3,000,000 invested in CDs as of December 2025. We do not plan to spend these funds until Esther’s Orbit Room breaks ground. In this way, we generate a return on those funds that can be used for other purposes with low risk, until the principal funds can be deployed into the project.

Over time, EB PREC expects its core operations to become financially self-sustaining from revenue generated from properties, community owner dues, contracts, consulting, events, and programs. Until then, we are continuing to raise grants and donations to cover our core operational expenses. In the long run, we expect grants and donations to continue to expand our capacity to organize, educate, and build a housing justice movement in the East Bay and beyond.

Looking Forward

We have expanded our team significantly over the past two years, and are hoping that this year we can stabilize our operations. That means completing or making significant progress on the projects we already have in process, and only taking on new projects if they are mission-aligned, community-led/serving, and financially feasible, and we have the capacity. For instance, in 2026 we are hoping to finish permitting and break ground at Esther’s, open and start activating the Barn, and complete major rehab at our property on Pippin st.

While our mission stays true, the Bay Area real estate market in which we operate continues to be turbulent and high cost. The California Association of Realtors’ Current Sales and Price Statistics report for March 20264 shows that in the Bay Area, home prices have now compared to the same time last year have changed by 0%. While that might sound like the opposite of turbulent, this is not at all typical for the Bay Area, and reflects a complex dynamic throughout the region. Rents in certain areas of Oakland have come down. While a slowdown in real estate prices is a benefit for our community at large, and might support our acquisition process, it also has slowed down our attempts to lease up vacant units. Many affordable housing providers are finding that units they provide at 80% of Area Median Income (AMI), or even at 60% AMI, are not as attractive as they once were, since market rents in those areas have dropped. This reflects a mismatch in the use of Area Median Income as a measure of affordability. AMI is measured and published by HUD by county. This means that the Area Median Income as measured for affordable housing purposes is the same in the most expensive areas of the Berkeley Hills, as it is in the most affordable areas of Deep East Oakland. We are working to find ways to bring resident contributions down at our properties so that they can remain affordable at deeper levels of AMI, and to residents who are experiencing financial hardship.

With construction costs (both material and labor) being one of the biggest factors in the construction of affordable housing, the current trade wars and deportation push by the federal government bodes very poorly for our ability to build more housing at affordable rates. We believe that our most conservative strategy for growing our residential portfolio is to acquire and rehab existing multifamily property, and only venture into new construction very carefully, knowing that it may take longer than expected, and cost more than expected. This is why we negotiated an 18 month contract on the parking lot acquisition described above, giving us time to plan and consider carefully.

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4 https://www.car.org/marketdata/data/countysalesactivity

Despite continued uncertainty in global capital markets and a relatively high interest rate environment, we have continued to see growing interest in investment in EB PREC. While this increase is generally aligned with our age as an organization, 2021 brought us our first investments directed to us from investment advisors. The demand we are seeing from investment advisors has the potential to unleash significantly more capital into our work. These investment advisors take the time to perform due diligence on our work in much more detail than most individual investors do, sending us questionnaires and asking for reports, but once they complete their due diligence, they can recommend EB PREC as an investment to their clients who are looking for social impact investing. Investments from these sources continue to reach EB PREC, and more investors are reaching out to us directly, who seem to be learning about EB PREC through word of mouth. These investors are reaching out both to make equity investments, and also to discuss potential low-interest loans that would support our work. While we did not sell any shares in 2024, we decided to begin selling shares again in 2025 through a Regulation D, 506(c) offering to accredited investors across the U.S., and through the California Cooperative exemption provided by Cal. Corp. Code § 25100(r) to accredited and non-accredited investors in California. Through the sale of shares as described above, and by bringing in low interest loans like the $2,250,000 zero-interest loan we received from the Just Transition Integrated Capital Fund in 2025, we have begun a two-year campaign, aiming to bring in another $10,000,000 in investment and grant capital over the course of 2026 and 2027 for property acquisitions and construction. We expect to re-qualify for Regulation A+ in 2026 in order to continue selling shares more broadly to accredited and non-accredited investors. The scope of our upcoming acquisitions depends heavily on how much funding we are able to raise through the sale of Investor Owner shares. Thank you for investing in community.

Item 3: DIRECTORS AND OFFICERS AND SIGNIFICANT EMPLOYEES

EB PREC is governed by a Board of Directors, and managed by a Staff Collective. The Board is structured to have eight Directors (a.k.a. Board members). Board members serve staggered two-year terms. Investor Owners only have the right to participate in elections for two Board members. And when Investor Owners do have a right to participate in elections, they do so alongside the other three Owner types (Community, Staff, and Resident), with each Owner voting on a one-member, one-vote basis. The majority of our Directors are elected by non-Investor Owners or appointed by Specified Designators, and are intended to represent the stakeholders and values that are integral to EB PREC, as follows:

Five of the Directors (named the Governance, Financial, Staff, Resident, and Community Directors) are elected, with voting done on a one-member, one-vote basis. All EB PREC Owners (including Staff, Resident, Community, and Investor Owners) are able to vote on just two of these seats: the Governance and Financial Directors. The Staff, Resident, and Community Directors are elected exclusively by the Staff Owners, Resident Owners, and Community Owners, respectively.

Three of the Directors (named the POC Housing Justice, Indigenous, and Black East Bay Directors) are designated Board seats appointed by certain Specified Designators, namely, (1) the People of Color Sustainable Housing Network (or, if unavailable, Urban Habitat), (2) Sogorea Te Land Trust, and (3) the East Oakland Collective (or, if unavailable, Mandela Grocery Cooperative). These Specified Designators and their respective Board seats anchor EB PREC to its mission and ensure BIPOC community representation on the Board.

Notwithstanding by whom they are appointed or elected, each Director owes fiduciary duties to the Cooperative as a whole under the terms of California law and our charter documents. Taken together, we believe this structure creates important harmony between the various stakeholders in our Cooperative.

For more information about the Board and how it operates, please refer to our Bylaws.

Our current Directors and Staff are listed below, with biographies following this table.

Name	Position	Age	Start of employment or term of office	Approximate hours per week for part-time employees
Staff Owners
Noni Session	Executive Director	51	3/2018
Ojan Mobedshahi	Finance Director	36	6/2018
Shira Shaham	New Projects Director	45	6/2018
Annie McShiras	Investment and Fundraising Director	39	9/2020
Susan Park	Operations Manager	50	9/2021
George Syrop	Communications Manager	32	5/2023	15
Oraya Hunter (1)	Development & Grant Writing Associate	33	5/2024
Non-Owner Employees
Valerie Jameson	Property Manager		9/2024
Jose Luis Garcia	Maintenance Technician		12/2024
Chris Wakefield	Cooperative Education & Engagement Manager		2/2025
Christina Kenney	Esther’s Culture & Community Co-Manager		2/2025
Sabine Dabady	7th Street Thrives Corridor Manager		2/2025
Atif Kamran	Property Manager		4/2025
Joty Dhaliwal	Real Estate Analyst		12/2025
Philemon Abraham	Property Manager		3/2026
Lauren Kennedy	Administrative Assistant		4/2026
Board of Directors (2)				Appointed/Elected by:
Rakita O’Neal-Newt	Board President and Governance Director	42	5/2024	All Owners (3)
Kyndelle Johnson	POC Housing Justice Director	27	3/2025	Specified Designator
Shira Shaham (3)	Board Secretary and Staff Director	45	2/2018	Staff Owners
Annie Ledbury	Board Treasurer and Financial Director	40	5/2024	All Owners (3)
Annette Haugabook	Community Director	65	5/2024	Community Owners
Thelvin Williams	Resident Director	59	11/2025	Resident Owners

(1) Oraya is Noni’s niece.

(2) Shira is both a Director and a member of the EB PREC Staff. No more than two Directors can also be EB PREC staff members at any one time.

(3) Investor Owners, Staff Owners, Resident Owners, and Community Owners, each voting on a one-member, one-vote basis.

Staff Owner: Noni Session, Executive Director

Noni is a 3rd generation West Oaklander and cultural anthropologist. Noni carried out her doctoral studies in international humanitarian strategies in global development. After a 2016 run for Oakland city council where she garnered more than 43% of the District 3 vote, Noni saw a clear path to ameliorating resource disparities and slowing rapid racialized displacement in her West Oakland community through building cooperative networks and galvanizing collective economic action. In addition to co-founding EB PREC, Noni is also a founding board member of BlacSpace Cooperative, and a founding steward of New Emerald Earth, a Black-led rural intentional community, in the heart of Mendocino County.

Noni holds a B.A. in Cultural Anthropology and Black Studies from San Francisco State University, and an M.A. in Cultural Anthropology from Cornell University. As Executive Director, Noni implements bold strategies for building community power through education, outreach and engagement.

Staff Owner: Ojan Mobedshahi, Finance Director

Ojan is a 2nd generation Iranian American, born and raised in the Bay Area. He has experience in healthy land use spanning landscape design, restoration and education, real estate brokerage, construction and development, and political organizing. Ojan lives in a tiny house on wheels, and is also a landscape contractor and regenerative permaculture designer. In the past five years Ojan has worked as a Land Analyst at Polaris Pacific, a San Francisco brokerage, and a Development Associate at Ashbury General Contracting and Engineering. Before joining EB PREC, he founded his own business, Happy Planet Land Use Consulting. His previous work includes real estate financial modeling, project management and entitlement in the Bay Area, as well as landscape design, build, and project management.

Staff Owner, Staff Director, and Board Secretary: Shira Shaham, New Projects Director

Shira has over 10 years of experience leading teams and managing custom design projects and businesses. She played a key role in the growth of a food cooperative start-up in New York from the initial meeting of some 20-odd people to a successful business open 6 days/week. Returning to the Bay Area where she was raised, Shira works to give back to the communities that have nurtured her. Shira has worked at Arizmendi Construction Cooperative and Ashbury General Contracting and Engineering, leading teams and managing custom design and construction projects, and has a Bachelors of Architecture from Cal Poly, San Luis Obispo.

Staff Owner: Annie McShiras, Investment & Fundraising Director

With over 10 years of fundraising experience, Annie’s unique skill set has catalyzed the redistribution of over $52 million in service of social and racial justice organizations. She has led capital campaigns large and small for a variety of organizations. She brings a depth of understanding and systemic analysis to the intersections of movements and money.

Annie works to actualize her bold vision of an economy where all people have enough to thrive through her work as a fundraiser, storyteller, and business development strategist. She has worked across fields including student organizing, worker cooperative development, popular education, impact investing, and transforming our financial system.

Staff Owner: Susan Park, Operations Coordinator

Susan Park is a long-time Oakland resident (Lisjan/Ohlone territory), and a social & environmental justice activist. She spent 10 years working as a project/program coordinator and community organizer for several justice-based grassroots organizations. She spent the prior decade as an office manager in the architecture industry. She once co-founded an anti-gentrification coalition, and has been part of numerous direct action, mutual aid and Indigenous solidarity projects. She has even dabbled in outdoor ecological education with young children. In her non-working life, you can find her entrenched in healing work, gardening and Earth-regenerating practices. Originally from South Korea, she grew up as a low-income immigrant in SoCal.

Staff Owner: George Syrop, Communications Manager

George (he/him) was born & raised in Hayward, and has lived most of his life throughout the East Bay on Ohlone Land. He brings a combination of design, communication, and project management experience from his early career in the tech industry. George began shifting his attention from startups to the solidarity economy when he realized that land trusts and cooperatives were more revolutionary than smartphones. He continues to contribute his skillset to progressive projects across the country.

In the wake of the George Floyd protests of 2020, George helped form the Hayward Community Coalition (HayCoCoa), which successfully organized to reform policing, prevent school closures, and improve tenant protections in his hometown. George was elected to Hayward City Council in 2022, where he is committed to fighting against displacement as the Council's only renter. He also serves as an advisor to the Friends of the Public Bank East Bay, which aims to democratize finance and unlock capital for underserved communities.

Staff Owner: Oraya Hunter, Development & Grant Writing Associate

Oak Center (West Oakland) native, Oraya Hunter, is an art director by training, and a creative at heart. In 2018, she launched her career at the multicultural, award-winning firm, Carol H. Williams Advertising, and helped build campaigns for clients like the 2020 United States Census, Kaiser Permanente, and US Bank, who were serving the Black community life-changing opportunities and resources. In 2022, she transitioned to working for the City of Oakland as the Communications Director for District 7's (Deep East Oakland) City Council Office. Oraya supported events like District 7’s Fiscal Year '22-'23 Budget Town Hall the 2nd Annual Community Safety Task Force Day of Action.

Today, Oraya uses her love for organizing to help #HealPeoplePower and foster a more empowering relationship with Ohlone land among her generation. Oraya holds a B.A. in Advertising from San Francisco’s Academy of Art University. In her spare time she enjoys binge watching historical documentaries, spending quality time with her family, and hiking Oakland’s Bay Trail.

Employee: Valerie Jameson, Property Manager

Valerie is a homegrown leader who was politicized as a teenager growing up in Richmond, CA. Witnessing the material conditions of her family and neighbors ignited her passion for radical and decolonial community transformation that benefits residents at the intersections of oppression.

Valerie's commitment to social justice grew out of grassroots youth organizing and advocacy across multiple institutions, issue areas, and campaigns. She has a range of professional experiences across the education and non-profit sector. In her role at EB PREC, Valerie is driven to deepen movement building through the coordination of strategic place-keeping and stewardship efforts that foster belonging, sustains cultural legacy, enhances political rigor, and builds people power.

Employee: Chris Wakefield, Cooperative Education & Engagement Manager

Born and raised “from Oakland to Sac-town, the Bay Area and back down,” Chris got an early education in taking care of both oneself and community from his single mom, older siblings, and extended family of artists, educators and entrepreneurs (shout-out to Oakland’s late great Dorsey’s Locker!) When he’s not steering community engagement work at EB PREC, Chris is usually trying to finish a sci-fi/fantasy book, chasing the sun, or making herbal CBD products for his brand Brown Sugar Botanicals.

Chris holds a BA in Political Science from Yale University and an MBA from Mills College, and is currently working towards a financial advising certification. He strongly believes in the self-determination, knowledge, and cooperative power of indigenous people around the world to shape a sustainable future for all.

Employee: Christina Kenney, Esther’s Culture & Community Co-Manager

Christina Kenney is a 4th-generation Real Richmond Native with a passion for creativity, re-defining economic development, and making good trouble (aka community advocacy). As a Creative Economic Development Strategist, she bridges the gap between entrepreneurship, community engagement, and economic growth.

As an Economic Development Commissioner and founder of Empower Souls Studios, Christina leverages storytelling, strategic marketing, and narrative change to support small businesses and local economies. With a passion for innovation and collaboration, Christina comes to EB PREC committed to supporting ecosystems where businesses thrive, communities are empowered, and economic development is both inclusive and impactful. Their mission? To bring #JoyToTheWorld.

Employee: Sabine Dabady, 7th Street Thrives Corridor Manager

Sabine Dabady (they/them), is a second-generation Haitian-American raised in the neighborhood of Flatbush in Brooklyn, NY. Growing up there seeded a core mission to center and uplift community health, belonging, and beauty in the everyday. Professionally their work has spanned, performing arts tour development, nutrition education and entrepreneurship development.

Nearly 10 years ago, a long cross-county train ride and a grad school brought them to the Bay Area. They are glad to call Oakland home.

Employee: Atif Kamran

Born in Bahrain, and raised in Fremont (Ohlone Territory), Atif brings not only years of property management expertise but also a passion for building bridges, inclusivity, and equity amongst all people. From working with congress to non-profits earlier in his career, Atif strives to give back to both local and global communities in offering whatever he can to help. You can currently find him jumping into a local CrossFit workout, hiking in the hills, or randomly baking loaves of bread to share with friends and family

Employee: Joty Dhaliwal

Joty is an organizer by nature, a philosopher by formal education, and a process designer by profession. She grew up in a working-class, union, immigrant household and from a young age was asking what role—individually and collectively—could she play in advancing revolutionary political and economic change within our lifetimes. This question led her to organize alongside public transit union workers, eventually becoming a union worker herself as a City of Oakland Councilmember staffer; from the intimate work of helping build an early-stage worker-owned cooperative to organizing and shaping municipal policies that support collective ownership at a larger scale.

Throughout this journey, her praxis has deepened and been informed by Black radical organizing, past and present, as well as Indigenous land and cultural stewardship practices that center responsibility to all relatives.She holds a Graduate Certificate in Collective Ownership and Workplace Democracy from the City University of New York (CUNY) and a double major in Philosophy and English from the University of Victoria.

Employee: Jose Luis Garcia

Jose Luis “Don Luis” is a remodeling expert with close to forty years of experience. He started as a laborer in the construction field in 1986 and has built knowledge on various building systems over the years with a focus on framing, drywalling, and painting. He worked at Imbelloni Construction Co. for years where he conducted unit turnovers of residential and commercial buildings across the Bay Area and honed his skills. He went on to do repairs and maintenance at Making Waves and UCSF before joining the EB PREC team. He has two kids ages 10 and 12 and lives in San Pablo, CA.

Employee: Philemon Abraham

Philemon Abraham is a business operator with experience in operations, fundraising, and public affairs. His background includes roles in political campaigns, nonprofit development, and brand building. He has led operational buildouts and managed day-to-day production and logistics. His work at East Bay PREC is focused on community-centered stewardship and commercial property management.

Employee: Lauren Kennedy

Lauren Kennedy brings to her work at EB PREC over a decade of experience in nonprofit leadership and operations in the affordable housing sector. Since 2014, she has been a licensed real estate agent and real estate educator with a special focus on the financing, purchasing, and governance of collectively-owned properties. Since the 2018 Camp Fire, much of her work has intersected with wildfire recovery, highlighting the necessity of Indigenous and decolonial frameworks to navigate the polycrises at the intersections of racial, economic, and environmental justice. In 2025, she earned her masters degree in Sustainable Lands and Cities from the University of Edinburgh’s Futures Institute. Born in San Jose, with homes in many places and roots in Chico, CA, she is thrilled to be back in The Bay and settling into the special community of West Oakland. She is guided by a desire to understand our relationships to place and each other, and to live as a benefit to them.

Board President: Rakita O’Neal-Newt, Governance Director

Rakita O’Neal-Newt (she/her/they) is a native of Escondido, CA but a new native of San Francisco and Oakland, respectively, as she has been in the Bay since 2001. An SFSU Alumni, with a background in preschool, elementary education and afterschool program management, Rakita entered the housing and homelessness landscape in 2014, when she joined the City and County of SF. She is a fierce advocate for Black community empowerment, education, racial equity and equitable/compassionate policy making. “If we want our most marginalized community members to be made whole, then we must all make space at the table and make sure that the seats that we sit in come with decision-making power, technical assistance and intentional resource building.” Rakita lives in Oakland with her wife and two pit-bull fur-babies and enjoys singing, baking, art projects, gardening and game/movie nights!

Board Member: Annie Ledbury, Finance Director

Annie is a third-generation East Bay resident and a licensed architect who brings community-engaged design, arts, culture, and health into affordable housing and place-based community development projects. Her work ranges in scale from grassroots to building to neighborhood planning; from temporary to permanent improvements to the built environment. In her day job at the East Bay Asian Local Development Corporation, Annie supports longtime and low-income Oakland residents to envision, plan, and construct creative action projects that strengthen neighborhood health, community love, and stewardship of place.

Board Member: Thelvin Williams, Resident Director

Board Member: Kyndelle Johnson, POC Housing Justice Director

Kyndelle's passion for community-led housing solutions comes directly from watching gentrification and displacement hit home. As a second-gen Black Bay Area resident, she's seen Berkeley, Richmond, and Oakland - places her family once called home - change right before her eyes due to land speculation, structural racism, and exclusionary housing and land policies that have enshrined the injustice that impacts our communities so painfully.

Kyndelle built her career in the world of community land trusts using history, arts, culture (and some good old-fashioned community organizing) to fire up Richmond residents to take back their land through the CLT model. The decolonial roots of community land stewardship inspired her to join the People of Color Sustainable Housing Network where Kyndelle promotes alternative and liberatory real estate development strategies like co-living, co-housing, and intentional communities.

Kyndelle is also the Founder and Lead Consultant at Kinfolks Consulting Services, providing strategic vision, community engagement, and public education to grassroots groups, collectives, and co-ops working towards a more just and human-centered world.

Board Member: Annette Haugabook, Community Director

Annette Haugabook is a California native, born and raised in Oakland where she currently resides. Her passion for social justice, educating the public in sustainable solutions, and embracing healthy people, environments, and profits are exhibited in her 40+ years as a community activist. From serving as a County peer counselor at local churches to organizing campaigns across the country with ACORN, Annette remains steadfast in her advocacy for affordable, fair housing, child & health care, a living wage and anything else that empowers communities & individuals to become self-sustaining, self-sufficient & prosperous.

New Board Members:

As of May 1st, the board will have three new directors: Al Ujimori as Finance Director/Treasurer, Natasha Stewart as Community Director, and Lisa "August" Evans as Resident Director. . Rakita O'Neal, Thelvin Williams, and Annette Haugabook will be leaving the board. Annie Ledbury will become Governance Director/President.

FINANCIAL INTERESTS AND COMPENSATION OF DIRECTORS, OFFICERS, AND OWNERS

Compensation of Executive Officers

 Compensation paid to our top three executive officers for the year ending December 31, 2025 is listed below.

Name	Capacities in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
Noni Session*	Executive Director	$95,251	$11,562	$106,813
Annie McShiras	Investment and Fundraising Director	$85,015	$11,562	$96,577
Shira Shaham	New Projects Director	$80,508	$11,562	$92,070

*Noni Session’s position is fiscally sponsored and funded directly through the Law Center, and therefore is not reflected in East Bay Permanent Real Estate Cooperative’s financial statements.

Compensation of Board Members

Board Members currently do not receive compensation for board service but may receive compensation for other work carried out for the Cooperative. The total compensation to the organization’s directors for this other work (i.e., salaries and wages as officers, employees, or contractors of the Cooperative), in fiscal year 2024 was $86,671, and in fiscal year 2025 was $96,577, both of which only included the salary and benefits for Shira Shaham who serves as both a director and staff member.

Proposed Future Compensation

Future compensation for staff and Directors is not predetermined, proposed, nor contingent upon the success of this Offering. With the oversight of the Board of Directors, employees of the Cooperative collectively set their compensation, or at minimum adhere to the living wage for 1 adult and 1 child using the MIT Living Wage Index5. Furthermore, employee compensation is capped at 3 times the median per capita wage for all occupations in the Oakland-Hayward-Berkeley Metropolitan division.

Item 4: Security Ownership of Management and Certain Owners

The following table sets forth the beneficial ownership of Investor Owner Shares of the Cooperative’s Executive Officers and Directors as a group, and individually any securityholders who beneficially own more than 10% of the voting power of any of our securities, as of December 31, 2025.

As of December 31, 2024, no person owns more than 10% of the voting power of any class of voting securities. Our voting is done on a one-member, one vote basis irrespective of the number of Investor Owner Shares held, and we have 390 Investor Owners as of 12/31/2023.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Investor Owner	EB PREC Executive Officers and Directors as a group, 1428 Franklin St., Oakland, CA 94612	2(1)	0	0.4% (2)

(1) Two of our Directors own Investor Owner shares. However, one of these Directors is investing via a payment plan, and has paid $400 towards their $1,000 investment. If they do not complete their investment as required by our Bylaws, they may lose their right to vote as an Investor Owner.

(2) As our voting is done on a one-member, one vote basis irrespective of the number of Investor Owner Shares held, this percentage is based on shares owned by Directors and Officers as a group divided by the total number of Investor Owners as of December 31, 2025, not total outstanding Shares. If measured by Shares, this group would represent only 0.03% of this class.

Item 5: Interest of Management and Others in Certain Transactions

From 2021 through the present, EB PREC has contracted with the Law Center to fund Noni Session’s salary (disclosed above) as EB PREC’s executive director. The funds used for Noni’s salary were raised collaboratively by EB PREC and the Law Center, but as EB PREC’s fiscal sponsor, the funds were received directly by the Law Center, and paid to Noni as an employee of the Law Center, not passing through EB PREC’s accounts.

No one involved with EB PREC or with the preparation of this Offering Circular and related documents was or is employed or contracted on a contingent basis, meaning that no one will be paid on the basis of how many Shares are sold through this offering.

_____________________________

5 https://livingwage.mit.edu/counties/06001

FINANCIAL STATEMENTS

WITH SUPPLEMENTARY INFORMATION

December 31, 2025 and 2024

C O N T E N T S

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors

East Bay Permanent Real Estate Cooperative, Inc.

Oakland, California

Opinion

We have audited the financial statements of East Bay Permanent Real Estate Cooperative, Inc., which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of income, owners’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of East Bay Permanent Real Estate Cooperative, Inc. as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of East Bay Permanent Real Estate Cooperative, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Correction of Errors

As discussed in Note 10 to the financial statements, certain errors resulting in an overstatement of amounts previously reported for notes payable, interest income, and interest expense and understatement of deferred revenue and grant income as of and for the year ended December 31, 2024 were discovered during the current year. Accordingly, amounts reported for those items have been restated in the 2024 financial statements now presented, and an adjustment has been made to retained earnings as of December 31, 2024, to correct the error. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about East Bay Permanent Real Estate Cooperative, Inc.’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion.

F-1

Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of East Bay Permanent Real Estate Cooperative, Inc.’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about East Bay Permanent Real Estate Cooperative, Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The consolidating balance sheet, consolidating schedule of income, and schedules related to Pippin Street property are presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Wegner CPAs, LLP

Madison, Wisconsin

April 27, 2026

F-2

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2025 and 2024 (Restated)

	2025	2024
ASSETS
CURRENT ASSETS
Cash	$4,627,171	$1,131,101
Certificates of deposit	3,227,587	3,114,675
Accounts receivable	3,278	295,684
Prepaid expenses	-	2,805
Current portion of note receivable	185,010	-

Total current assets	8,043,046	4,544,265

NONCURRENT ASSETS
Note receivable, net of current portion	-	185,010
Property and equipment, net	6,542,829	6,256,199
Security deposit	20,000	-
Deferred taxes, net	-	4,000

Total assets	$14,605,875	$10,989,474

LIABILITIES AND OWNERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$72,662	$317,357
Accrued payroll and expenses	82,431	17,009
Income taxes payable	63,558	-
Security deposits	17,286	17,311
Deferred revenue	560,768	1,715,000
Dividends payable	10,292	20,284

Total current liabilities	806,997	2,086,961

Long-term debt, net of discounts and unamortized loan costs	4,697,807	2,028,680
Deferred taxes, net	173,000	-

Total liabilities	5,677,804	4,115,641

OWNERS' EQUITY
Investor owner shares	5,779,228	4,368,283
Additional paid in capital	1,350,000	1,350,000
Retained patronage dividends	11,028	9,350
Retained earnings, as restated	1,787,815	1,146,200

Total owners' equity	8,928,071	6,873,833

Total liabilities and owners' equity	$14,605,875	$10,989,474

See accompanying notes.

F-3

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2025 and 2024 (Restated)

	2025	2024
REVENUE
Rental income	$242,335	$282,006
Membership dues	12,325	12,950
Consulting income	95,197	339,324
Grant income	2,582,976	2,534,663
Donation income	8,893	12,507

Total revenues	2,941,726	3,181,450

OPERATING EXPENSES
Salaries and wages	1,182,362	707,777
Taxes and licenses	138,958	172,574
Professional services	126,757	212,442
Occupancy	121,448	152,023
Depreciation	120,587	119,587
Supplies	80,300	38,665
Marketing and promotions	56,456	16,183
Insurance	53,634	65,422
Event and conferences	36,762	13,055
Contractors	25,047	186,890
Credit losses	3,394	31,388
Bank fees	2,899	2,570
Donation expense	-	1,210,000

Total operating expenses	1,948,604	2,928,576

Net income from operations	993,122	252,874

OTHER INCOME (EXPENSES)
Interest income	137,943	33,645
Other income	3,079	217
Interest expense	(206,878)	(131,497)
Miscellaneous expenses	(10,258)	(44,901)

Total other income (expenses)	(76,114)	(142,536)

Net income before income taxes	917,008	110,338

Provision for income taxes	(243,278)	(14,800)

Net income	$673,730	$95,538

See accompanying notes.

F-4

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
CONSOLIDATED STATEMENTS OF OWNERS' EQUITY
Years Ended December 31, 2025 and 2024 (Restated)

		Additional	Retained	Retained	Total
	Investor Owner	Paid In	Patronage	Earnings,	Owners'
	Stock	Capital	Dividends	as restated	Equity

Balance December 31, 2023	$4,368,283	$1,350,000	$4,414	$2,092	$5,724,789

Restatement adjustments	-	-	-	1,099,837	1,099,837
Stock issued	-	-	-	-	-
Investor dividends declared	-	-	-	(45,096)	(45,096)
Patronage dividends declared	-	-	6,171	(6,171)	-
Patronage dividends payable	-	-	(1,235)	-	(1,235)
Net income	-	-	-	95,538	95,538

Balance December 31, 2024	4,368,283	1,350,000	9,350	1,146,200	6,873,833

Stock issued	1,427,945	-	-	-	1,427,945
Redemptions of stock	(17,000)	-	-	-	(17,000)
Investor dividends declared	-	-	-	(30,017)	(30,017)
Patronage dividends declared	-	-	2,098	(2,098)	-
Patronage dividends payable	-	-	(420)	-	(420)
Net income	-	-	-	673,730	673,730

Balance December 31, 2025	$5,779,228	$1,350,000	$11,028	$1,787,815	$8,928,071

See accompanying notes.

F-5

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2025 and 2024 (Restated)

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$673,730	$95,538
Adjustments to reconcile net income to net cash flows from operating activities
Credit losses	3,394	31,388
Depreciation	120,587	119,587
Amortization of loan costs	1,530	1,530
Change of discounts on long-term debt	(582,403)	(61,283)
Loan forgiveness	(30,000)	(30,000)
Deferred taxes, net	177,000	14,000
(Increase) decrease in assets
Accounts receivable	289,012	(233,587)
Prepaid expenses	2,805	(2,805)
Security deposit	(20,000)	-
Increase (decrease) in liabilities
Accounts payable	(244,695)	(83,168)
Accrued payroll and expenses	65,422	2,101
Income taxes payable	63,558	(1,904)
Security deposits	(25)	700
Deferred revenue	(1,124,232)	117,499
Dividends payable	(420)	-

Net cash flows from operating activities	(604,737)	(30,404)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of and interest retained in certificates of deposit	(112,912)	(2,102,986)
Purchases of property and equipment	(407,217)	(185,357)
Payments received on note receivable	-	50,000

Net cash flows from investing activities	(520,129)	(2,238,343)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt	3,250,000	1,000,000
Payments on long-term debt	-	(77,734)
Proceeds from issuance of stock	1,427,945	-
Payments on redemptions of stock	(17,000)	-
Payment of dividends	(40,009)	(27,150)

Net cash flows from financing activities	4,620,936	895,116

Net change in cash	3,496,070	(1,373,631)

Cash at beginning of year	1,131,101	2,504,732

Cash at end of year	$4,627,171	$1,131,101

SUPPLEMENTAL DISCLOSURES
Cash paid for interest	$33,295	$6,641
Cash paid for income taxes	800	5,430

See accompanying notes.

F-6

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024 (Restated)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

East Bay Permanent Real Estate Cooperative, Inc. (“the Cooperative”) is a multi-stakeholder cooperative that creates pathways for residents of Oakland, California and surrounding communities to organize, finance, acquire, and co-steward land and housing. The Cooperative seeks to transform the housing system to build collective wealth amongst historically disenfranchised communities, while empowering residents through democratic governance.

Basis of Consolidation

The financial statements include the accounts of East Bay Permanent Real Estate Cooperative, Inc. (“EB PREC”) and its wholly owned subsidiary, Orbit Properties, LLC. All material intra-entity transactions have been eliminated.

Receivables

The Cooperative uses historical loss information based on the aging of its receivables as well as its knowledge of its customers’ economic conditions to determine expected credit losses. The Cooperative believes that the composition of accounts receivable and notes receivable at the end of the year is consistent with historical conditions; that accounts receivable are expected to be settled within a relatively short time frame based on current conditions; and that notes receivable will be fully paid by the maturity dates. As such, credit losses are expected to be insignificant, and no allowance for credit losses has been recorded in the financial statements.

Property and Equipment

Purchases of buildings and improvements are recorded at cost. Depreciation is provided using the straight-line over the estimated useful lives of the assets.

Loan costs

Loan costs of $15,300 at December 31, 2025 and 2024 are being amortized over the length of the underlying notes payable. Amortization of loan costs, recorded as interest expense in the consolidated statements of income, was $1,530 for 2025 and 2024. Accumulated amortization was $6,630 and $5,100 at December 31, 2025 and 2024, respectively.

Revenue Recognition

Rental revenue is recognized at the point in time when the promised housing services are delivered. Amounts assessed but not received are recorded as accounts receivable. Amounts received prior to assessments are recorded as deferred revenue.

Membership dues are recognized during the year in which the dues are received. Membership dues are primarily used to fund the operations of the Cooperative and provide little of tangible value to the donors. Consulting income is recognized over time as the relevant services are rendered by the Cooperative. Grant revenue is recognized in the year the performance obligations are fulfilled. Donation income is recognized in the year it is received. Amounts received prior to recognition are recorded as deferred revenue.

F-7

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024 (Restated)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

The Cooperative does not recognize short-term leases on the consolidated balance sheet. For these leases, the Cooperative recognizes the lease payments in the consolidated statement of income on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.

Income Taxes

The Cooperative is taxed on non-patronage earnings and any patronage earnings not paid or allocated to the members. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. Deferred taxes are recognized for differences between basis of assets and liabilities for financial statement and income tax purposes.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimate and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from those estimates.

Date of Management's Review

Management has evaluated subsequent events through April 27, 2026, the date which the financial statements were available to be issued.

NOTE 2 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	2025	2024

Land	$2,101,337	$2,101,337
Buildings and improvements	4,213,087	4,208,087
Construction in progress	642,838	240,621

Property and equipment	6,957,262	6,550,045
Less accumulated depreciation	(414,433)	(293,846)

Property and equipment, net	$6,542,829	$6,256,199

F-8

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024 (Restated)

NOTE 3 – NOTE RECEIVABLE

The Cooperative has a 3.15% note receivable from Northern California Land Trust (NCLT) secured by real estate that matures June 30, 2026. No principal payments are due until maturity. The Cooperative has an option to purchase the property by June 30, 2026 for the total of the property costs incurred by NCLT, which have not yet been determined. The Cooperative has not exercised this option as of April 27, 2026.

NOTE 4 – LONG-TERM DEBT

Long-term debt consisted of the following:

	2025	2024

1% unsecured note payable to Stupski Foundation. Matures in May 2027. Discounted at an imputed interest rate of 7%. No principal payments due until maturity.	$908,093	$848,685

1% unsecured note payable to ImpactAssets, Inc. Matures in December 2028. Discounted at an imputed interest rate of 7.5%. No principal payments due until maturity.	402,480	374,400

Noninterest-bearing, unsecured note payable to Just Transition Integrated Capital Fund. Matures in September 2030. Discounted at an imputed interest rate of 7.25%. No principal payments due until maturity.	1,612,866	-

Noninterest-bearing, unsecured note payable to ImpactAssets, Inc. Matures in September 2033. Discounted at an imputed interest rate of 8.5%. No principal payments due until maturity.	885,138	815,795

2% unsecured note payable to The California Wellness Foundation. Matures in January 2034. Discounted at an imputed interest rate of 5%. No principal payments are due until maturity.	897,900	-

Long-term debt	4,706,477	2,038,880
Unamortized loan costs	(8,670)	(10,200)

Long-term debt net of current portion and unamortized loan costs	$4,697,807	$2,028,680

The carrying value of the long-term debt listed above is shown net of total unamortized discounts of $1,234,343 and $1,168,000 at December 31, 2025 and 2024, respectively. Amortization of discounts is recorded as interest expense in the consolidated statements of income and was $189,269 and $123,326 for 2025 and 2024, respectively.

F-9

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024 (Restated)

NOTE 4 – LONG-TERM DEBT (continued)

In February 2026 the Cooperative incurred a new 2% unsecured note payable for $270,000. The note matures in 2033. No principal payments are due until maturity. The nominal amount of the total notes payable, including the additional amount borrowed in 2026, totals $6,720,000.

Future minimum principal payments are as follows:

2026	$-
2027	1,000,000
2028	500,000
2029	-
2030	2,250,000
Thereafter	2,970,000

Long-term debt	$6,720,000

NOTE 5 – OWNERS’ EQUITY

The Cooperative offers a multi-tiered ownership structure. Each category of ownership entitles the owner to different rights and responsibilities. Owners may become owners through multiple categories of ownership and will bear the rights and responsibilities of each category of ownership. Multiple ownership categories do not entitle an owner to more than a single vote.

An individual who lives in or is rooted in the East Bay area may become a Community Owner. Community owners pay yearly membership dues which are used to fund the Cooperative’s operations. Community Owners do not hold equity in the Cooperative.

Investor Owners purchase shares that consist of owners’ investments in the Cooperative. Investors are required to purchase one share for $1,000. Shares can be purchased in a lump sum payment or with an initial payment of $100 and a good faith commitment to pay the remaining $900 within five years, with payments made at least annually. Investor Owners agree to hold their shares for a minimum of five years. Investors may purchase additional shares subject to securities law. Purchase of additional shares does not entitle an Investor Owner to additional votes. Shares are refundable should a member decide to leave the Cooperative, subject to approval by the directors. At December 31, 2025 and 2024, 5,779 and 4,368 shares were issued and outstanding. Dividends of $30,017 and $45,096 on investor owner shares were declared for 2025 and 2024, respectively.

Resident Owners are residents of properties which the Cooperative manages. Resident Owners earn equity and patronage dividends from their rental payments. Patronage dividends of $2,098 and $6,171 were declared for resident owners for 2025 and 2024, respectively.

Staff Owners are employees of the Cooperative. Staff Owners must work for the Cooperative for a minimum of 500 hours and for twelve months. Staff Ownership must be approved by a minimum of two-thirds vote by other Staff Owners.

At December 31, 2025 and 2024, all of the Cooperative’s stock recorded on its balance sheet was comprised of Investor Owner shares.

F-10

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024 (Restated)

NOTE 6 – INCOME TAXES

Deferred taxes are comprised of the following:

	2025	2024

Deferred tax assets	$14,000	$19,000
Valuation allowance	-	-
Deferred tax liabilities	(187,000)	(15,000)

Deferred taxes, net	$(173,000)	$4,000

Deferred tax assets stem from net operating loss carryforwards and grant revenue currently taxable that has been deferred from recognition as revenue in the financial statements. At December 31, 2025 the Cooperative no longer had any net operating loss carryforwards available. Deferred tax liabilities stem from different depreciation methods for financial statement and income tax purposes.

The provision for income taxes consists of the following:

	2025	2024

Current federal income tax expense	$(43,629)	$-
Current state income tax expense	(22,649)	(800)
Deferred tax expense	(177,000)	(14,000)

Provision for income taxes	$(243,278)	$(14,800)

NOTE 7 – CONTINGENCY

In April 2020, the Cooperative applied for a Paycheck Protection Program (PPP) loan as part of the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) implemented by the United States Small Business Administration (SBA) to help cover payroll costs, rent, and utilities during the COVID-19 outbreak. The Cooperative received a loan from this program in the amount of $14,027. The Cooperative received complete loan forgiveness in 2021.

The Cooperative must retain PPP documentation in its files for six years after the date the loan is forgiven or repaid in full and permit authorized representatives of SBA to access such files upon request. SBA may review any loan at any time at its discretion. Therefore, SBA may review the Cooperative’s good-faith certification concerning the necessity of its loan request, whether the Cooperative calculated the loan amount correctly, whether the Cooperative used loan proceeds for the allowable uses specified in the CARES Act, and whether the Cooperative is entitled to loan forgiveness in the amount claimed on its application. If SBA determines the Cooperative was ineligible for the loan or for forgiveness in whole or in part, SBA will seek repayment of the award.

F-11

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024 (Restated)

NOTE 8 – CONCENTRATION OF CREDIT RISK

The Cooperative maintains cash balances at two financial institutions located in Oakland. The accounts at these institutions are insured by the National Credit Union Administration up to $250,000. At December 31, 2025 and 2024, the Cooperative’s uninsured cash balances totaled approximately $4,329,000 and $336,000, respectively.

NOTE 9 – OPERATING LEASES

The Cooperative leases office space under a month-to-month arrangement requiring monthly payments of $600. The Cooperative also leases parking lot space on a lease that runs through May 2027 and requires total payments of $9,000. Total lease expense for 2024 and 2023 was $15,900 and $6,600.

NOTE 10 – PRIOR PERIOD ADJUSTMENTS

Certain errors of previously reported account balances were discovered during the current year. Accordingly, the following adjustments were made to amounts previously reported balances as of and for the year ended December 31, 2024.

The summary of changes is as follows:

	2024		2024
	Previously		Restated
	reported	Change	Total

LIABILITIES
Deferred revenue	$1,187,500	$527,500	$1,715,000
Notes payable, net of discounts and unamortized loan costs	3,717,300	(1,688,620)	2,028,680

Total adjustments to liabilities		(1,161,120)

OWNERS' EQUITY
Retained earnings	(14,920)	1,161,120	1,146,200

Total adjustments to owners' equity		1,161,120

STATEMENT OF INCOME
Grant income	2,350,053	184,610	2,534,663
Interest income	163,073	(129,428)	33,645
Interest expense	137,598	(6,101)	131,497

Total adjustments to statement of income		49,081

F-12

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
CONSOLIDATING BALANCE SHEET
December 31, 2025

		Orbit
ASSETS	EB PREC	Properties, LLC	Total
CURRENT ASSETS
Cash	$4,580,663	$46,508	$4,627,171
Certificate of deposit	3,227,587	-	3,227,587
Accounts receivable	3,278	-	3,278

Total current assets	7,811,528	46,508	7,858,036

NONCURRENT ASSETS
Property and equipment, net	4,508,371	2,034,458	6,542,829
Note receivable	185,010	-	185,010
Security deposit	20,000	-	20,000

Total assets	$12,524,909	$2,080,966	$14,605,875

LIABILITIES AND OWNERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$72,662	$-	$72,662
Accrued payroll and expenses	82,431	-	82,431
Income taxes payable	63,558	-	63,558
Security deposits	17,286	-	17,286
Deferred revenue	63,268	497,500	560,768
Dividends payable	10,292	-	10,292
Due to general fund	(116,414)	116,414	-

Total current liabilities	193,083	613,914	806,997

Long-term debt, net of discounts and unamortized loan costs	3,812,669	885,138	4,697,807
Deferred taxes, net	173,000	-	173,000

Total liabilities	4,178,752	1,499,052	5,677,804

OWNERS' EQUITY
Investor owner shares	5,779,228	-	5,779,228
Additional paid in capital	1,350,000	-	1,350,000
Retained patronage dividends	11,028	-	11,028
Retained earnings	1,205,901	581,914	1,787,815

Total owners' equity	8,346,157	581,914	8,928,071

Total liabilities and owners' equity	$12,524,909	$2,080,966	$14,605,875

F-13

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
CONSOLIDATING SCHEDULE OF INCOME
Year Ended December 31, 2025

		Orbit
	EB PREC	Properties, LLC	Total
REVENUE
Rental income	$242,335	$-	$242,335
Membership dues	12,325	-	12,325
Consulting income	95,197	-	95,197
Grant income	2,552,976	30,000	2,582,976
Donation income	8,893	-	8,893

Total revenue	2,911,726	30,000	2,941,726

OPERATING EXPENSES
Salaries and wages	1,182,362	-	1,182,362
Taxes and licenses	67,292	71,666	138,958
Professional services	62,027	64,730	126,757
Occupancy	100,109	21,339	121,448
Depreciation	84,504	36,083	120,587
Supplies	78,769	1,531	80,300
Marketing and promotions	56,366	90	56,456
Insurance	37,265	16,369	53,634
Event and conferences	36,762	-	36,762
Contractors	25,047	-	25,047
Bad debts	3,394	-	3,394
Credit losses	2,899	-	2,899
		-
Total operating expenses	1,736,796	211,808	1,948,604
		-
Net income (loss) from operations	1,174,930	(181,808)	993,122

OTHER INCOME (EXPENSES)
Interest income	131,849	6,094	137,943
Other income	3,079	-	3,079
Interest expense	(151,899)	(54,979)	(206,878)
Miscellaneous	(10,258)	-	(10,258)

Total other income (expenses)	(27,229)	(48,885)	(76,114)

Net income (loss) before income taxes	1,147,701	(230,693)	917,008

Provision for income taxes	(243,278)	-	(243,278)

Net income (loss)	$904,423	$(230,693)	$673,730

F-14

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
SCHEDULES RELATED TO PIPPIN STREET PROPERTY
Year Ended December 31, 2025

In October 2023 the Cooperative purchased a property on Pippin Street in Oakland. The balance sheets pertaining to this property at December 31, 2025 and 2024 was as follows:

	2025	2024
ASSETS
Property and equipment, net	$2,043,498	$2,039,416

Total assets	$2,043,498	$2,039,416

LIABILITIES AND OWNERS' EQUITY
Security deposits	$8,825	$11,400
Due to general fund	85,185	102,224

Total liabilities	94,010	113,624

OWNERS' EQUITY
Retained earnings	1,949,488	1,925,792

Total liabilities and owners' equity	$2,043,498	$2,039,416

The statements of income pertaining to this property for 2025 and 2024 were as follows:

	2025	2024
REVENUE
Rental income	$168,127	$209,216

OPERATING EXPENSES
Taxes and licenses	30,459	70,601
Professional services	1,647	-
Occupancy	53,064	103,820
Depreciation	37,493	36,574
Supplies	9,987	15,084
Insurance	12,676	29,597
Event and conferences	-	208
Contractors	-	160
Bad debts	1,522	31,388

Total operating expenses	146,848	287,432

Net income (loss) from operations	21,279	(78,216)

Other income	2,417	54
Miscellaneous expenses	-	(1,146)

Net income (loss)	$23,696	$(79,308)

F-15

PART III - EXHIBITS

Index to Exhibits.

Exhibit Number	Description
2.a*	Articles of Incorporation (incorporated by reference to Exhibit 2.a to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
2.b*	Bylaws (incorporated by reference to Exhibit 2.b to the Company’s Current Report on Form 1-U filed July 24, 2024)
3.a*	Previously Used Investor Owner Agreement (incorporated by reference to Exhibit 3 to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
3.b*	Previously Used Investor Owner Agreement (incorporated by reference to Exhibit 4 to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
3.c*	EB PREC Investor Owner Redemption Policy (incorporated by reference to Exhibit 3.b to the Company’s Current Report on Form 1-U filed April 25, 2024)
4*	Investor Owner Agreement (incorporated by reference to Exhibit 4 to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
6.a*	2025 General Fiscal Sponsorship Agreement between the Law Center and EB PREC (incorporated by reference to Exhibit 6.h to the Company’s 2024 Annual Report on Form 1-K filed on April 28, 2026)
6.b*	Development Agreement #6 between the Law Center and EB PREC (incorporated by reference to Exhibit 6.i to the Company’s 2024 Annual Report on Form 1-K filed on April 28, 2026)
6.c **	Lease with Option to Purchase 1728 7th st.

* Filed previously

** Filed concurrently herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

East Bay Permanent Real Estate Cooperative, Inc.

By

/s/ Noni Session

Noni Session

Executive Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature:	/s/ Noni Session
Name:	Noni Session
Title:	Executive Director, Principal Executive Officer
Date:	4/29/2026

Signature:	/s/ Shira Shaham
Name:	Shira Shaham
Title:	Board Secretary & New Projects Director
Date:	4/29/2026

Signature:	/s/ Ojan Mobedshahi
Name:	Ojan Mobedshahi
Title:	Principal Financial Officer, & Principal Accounting Officer
Date:	4/29/2026

Signature:	/s/ Annie Ledbury
Name:	Annie Ledbury
Title:	Board Treasurer (Financial Director)
Date:	4/29/2026

Signature:	/s/ Rakita O’Neal
Name:	Rakita O’Neal
Title:	Board President (Governance Director)
Date:	4/29/2026

Signature:	/s/ Kyndelle Johnson
Name:	Kyndelle Johnson
Title:	Board Member
Date:	4/29/2026